Exhibit 99.1
News

FOR IMMEDIATE RELEASE
Bank of Montreal Announces Intention to Renew Its Normal Course Issuer Bid
TORONTO, October 27, 2009 — Bank of Montreal (TSX, NYSE: BMO) today announced its intention, subject to the approval of the Office of the Superintendent of Financial Institutions (OSFI) and the Toronto Stock Exchange, to renew its normal course issuer bid through the facilities of the Toronto Stock Exchange. Bank of Montreal (“the bank”) intends to file a notice of intention with the Toronto Stock Exchange in this regard.
The notice will provide that the bank may purchase for cancellation on the Toronto Stock Exchange up to 15,000,000 common shares, being approximately 3.0 per cent of the public float, over a one year period. The period would begin once all required approvals have been obtained. The actual number of common shares that may be purchased and the timing of any such purchases will be determined by the bank. The bank will pay the market price for the shares at the time of acquisition. The bank will only initiate purchases under the bid after consulting with OSFI.
The bank’s previous 12-month normal course issuer bid expired on September 7, 2009 and the bank did not repurchase any common shares under that bid. There were 551,513,248 Bank of Montreal common shares issued and outstanding as at September 30, 2009 and the public float was 551,075,410 common shares.
BMO Financial Group’s Tier 1 ratio was 11.71 per cent as at July 31, 2009. The normal course issuer bid is being renewed as part of the bank’s capital management strategy.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
Investor Relations
Steven Bonin, Toronto, steven.bonin@bmo.com, 416-867-5452
Andrew Chin, Toronto, andrew.chin@bmo.com, 416-867-7019
Internet: www.bmo.com